Exhibit 10.1

EMPLOYMENT AGREEMENT

This employment agreement (the “Agreement”) is entered into by and between Kevin Royal (“you” or “your”) and Bridgepoint Education, Inc., a Delaware corporation, (the “Company”). This Agreement has an effective date of October 1, 2015 (the “Effective Date”).
In consideration of the mutual covenants and promises made in this Agreement, you and the Company agree as follows:
1.Position and Responsibilities. As of the Effective Date, you will commence service as a full-time employee of the Company as the Company’s Executive Vice President and Chief Financial Officer (“CFO”). As CFO, you will report directly to the Company’s Chief Executive Officer (“CEO”). You will have the duties, responsibilities and authority that are customarily associated with such position and such other senior management duties as may reasonably be assigned by the CEO, in each case, in accordance with Company policy as set forth from time to time by the Company’s Board of Directors (the “Board”) and subject to the terms hereof. At the request of the Company, you will also serve as an officer and/or member of the board of directors of any Company affiliate and or institution, without additional compensation. You will devote substantially all of your business time and commit your best efforts to the Company’s business. Your office will be located at the Company’s headquarters at 13500 Evening Creek Drive North, San Diego, California and your duties will be primarily performed there subject to requisite business travel. Nothing herein will preclude you from (i) serving, with the prior written consent of the Company, as a member of the board of directors or advisory boards (or their equivalents in the case of a non-corporate entity) of non-competing businesses and charitable organizations, (ii) engaging in charitable activities and community affairs, and (iii) managing your personal investments and affairs; provided, however, that the activities set out in clauses (i), (ii) and (iii) will be limited by you so as not to materially interfere, individually or in the aggregate, with the performance of your duties and responsibilities hereunder. The Company hereby acknowledges your ownership of any entities identified in Exhibit A and consents to such ownership for so long as such entities continue to be a non-competing business with the Company.
2.    Term. Your employment with the Company is at-will and either you or the Company may terminate your employment at any time and for any reason, with or without Cause (as defined below), in each case subject to the terms and provisions of this Agreement. Unless terminated earlier, this Agreement will extend through the second anniversary of the Effective Date (“Expiration Date”); provided, however, on the second anniversary of the Effective Date (and on each subsequent anniversary thereafter) the Expiration Date will automatically be extended by an additional year unless either party has provided written notice to the other party at least three months before the applicable Expiration Date that such party will not agree to so extend the Agreement. The terms of Sections 8 through 15 will survive any termination or expiration of this Agreement or of your employment.
3.    Salary, Bonus, Equity Incentives. For avoidance of doubt, the Board may delegate its authority and responsibilities under this Section 3 to a committee or sub-committee of members of the Board and all references in this Agreement to the “Board” shall be, as applicable, to the Board or committee or sub-committee thereof of the Board (e.g., the Compensation Committee of the Board).
(a)    Base Salary. During your employment as CFO and while this Agreement is in effect, you will be paid an annual base salary of $375,000.00 (the “Base Salary”) for your services as CFO, payable in the time and manner that the Company customarily pays its employees provided that you will receive pro-rata payments of Base Salary on at least a monthly basis. Your Base Salary will also be reviewed periodically by the Compensation Committee and may be increased by the Compensation Committee in its discretion or decreased with your written consent.
(b)    Bonuses. During your employment as CFO and while this Agreement is in effect, you will be eligible to participate in any bonus programs as set forth by the Compensation Committee. In addition, during each Company fiscal year you will be eligible to earn an annual cash bonus based on performance objectives reasonably established by the Compensation Committee. Your annual target cash bonus amount will be equal to 50% of your Base Salary that is paid to you during the applicable fiscal year, prorated for each fiscal year in which you do not provide services during the entire year (e.g., the 2015 fiscal year). The actual amount of the annual bonus paid to you, if any, will be determined by the Compensation Committee in its sole discretion and may be more or less than the target amount. Any such bonus will be paid to you during the first two and a half months of the fiscal year that follows the applicable performance fiscal year and, except as otherwise provided herein, you must be employed on the date the bonus is paid to receive such annual bonus amount. Subject to Section 7(b)(iv), you must be employed by the Company through the date the annual bonus is paid in order to receive payment.
(c)    One-Time Sign-On Restricted Stock Unit Bonus. If you commence employment with the Company on October 1, 2015, you will receive restricted stock units with a grant date value of $250,000, with 50% of the restricted stock units vesting on the first anniversary of the Effective Date and the remaining 50% of the restricted stock units vesting on the second anniversary of the Effective Date. The restricted stock units will be subject to the terms and conditions specified by the Compensation Committee, the Company’s stock plan, the award agreement that you must execute as a condition of the grant and the Company’s insider trading policy.
(d)    Stock Options and Compensatory Equity.
(i)    In addition to the restricted stock units described in Section 3(c) (i.e., the one-time sign-on restricted stock unit bonus), while you are an employee of the Company, you will be eligible to receive grants of stock options, restricted stock units and other forms of equity compensation awards (time and/or performance based, collectively the “Equity Awards”). Such Equity Awards, if any, will be made in the sole discretion of the Compensation Committee or sub-committee thereof and will be subject to the terms and conditions specified by the Compensation Committee or sub-committee thereof, the Company’s stock plan, the award agreement that you must execute as a condition of any grant and the Company’s insider trading policy. If required by applicable law with respect to transactions involving Company equity securities, you agree that you will use your best efforts to comply with any duty that you may have to (i) timely report any such transactions and (ii) to refrain from engaging in certain transactions from time to time.
(ii)    Your Equity Awards for the 2016 calendar year will have a grant date value of $500,000 and will be subject to the terms and conditions specified by the Compensation Committee or sub-committee thereof, the Company’s stock plan, the award agreement(s) that you must execute as a condition of any grant and the Company’s insider trading policy.
(iii)    If you are still in our service upon the consummation of a Change of Control (as defined below), 100% of the unvested restricted stock units granted to you pursuant to Section 3(c) (i.e., the one-time sign-on restricted stock unit bonus) will become immediately fully vested as of the consummation of the Change of Control.
(iv)    For future grants of time-based stock options (but not future restricted stock units or other equity awards), if you are still in our service upon the consummation of a Change of Control (as defined below), 50% of each of your then unvested time-based stock options (but not future restricted stock units or other equity awards) shall become vested on a pro rata basis (rounded down to the nearest whole number for each discrete option) over the vesting schedule. The remaining unvested portion of your options, if any, shall continue to vest pursuant to their original vesting schedule but at 50% of the original rate of vesting over such vesting period. As purely a hypothetical example to illustrate the foregoing, assume that at the time of a Change of Control, you were in service and held one time-based stock option which then had sixty unvested shares that were scheduled to vest at 10 shares, 20 shares, and 30 shares in each of the three following months, respectively. Thirty of such sixty unvested shares would become vested upon the Change of Control and the remaining thirty unvested shares would vest at 5 shares, 10 shares, and 15 shares in each of the three following months subject to your continued service.
4.    Expense Reimbursement. Subject to Section 12 below, during your employment as CFO and while this Agreement is in effect, you will be reimbursed for all reasonable business expenses (including, but without limitation, travel expenses) upon the properly completed submission of requisite forms and receipts to the Company in accordance with the Company’s Expense Reimbursement Policy.
5.    Change of Control.
(a)    Definition. For purposes of this Agreement, a “Change of Control” will mean any of the following:
(i)    The acquisition by any individual, entity or group (other than the Company or any employee benefit plan of the Company or Warburg Pincus & Co. and its affiliated entities and investment funds) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of securities representing more than 50% of the voting securities of the Company entitled to vote generally in the election of directors, determined on a fully-diluted basis (“Company Voting Securities”); provided, however, that such acquisition will not constitute a Change of Control hereunder if a majority of the holders of the Company Voting Securities immediately prior to such acquisition retain directly or through ownership of one or more holding companies, immediately following such acquisition, a majority of the voting securities entitled to vote generally in the election of directors of the successor entity;
(ii)    The sale, transfer or other disposition of 50% or more of the Company’s assets to one or more unaffiliated individual(s), entities or groups; or
(iii)    When a majority of the members of the Board of Directors of the Company will not be Company Directors. For this purpose, “Company Directors” will mean (A) individuals who as of the Effective Date are directors of the Company, (B) individuals elected as directors of the Company subsequent to the Effective Date for whose election proxies will have been solicited by the Board, or (C) any individual appointed to the Board to fill vacancies of the Board caused by death or voluntary resignation (but not by removal) or to fill newly created directorships.
A transaction will not constitute a Change of Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions. For the avoidance of doubt, a transaction shall not constitute a Change of Control unless and until the transaction that would otherwise be considered a Change of Control closes.
(b)    Limitation on Payments. In the event that it is determined that any payment or distribution of any type to or for your benefit made by the Company, by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Total Payments”), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), then such payments or distributions or benefits will be payable either:
(v)    in full; or
(vi)    as to such lesser amount which would result in no portion of such payments or distributions or benefits being subject to the Excise Tax.
You will receive the greater, on an after-tax basis, of (i) or (ii) above. In the event that clause (ii) above applies, and a reduction is required to be applied to the Total Payments, the Total Payments will be reduced by the Company in the following order: (1) payments and benefits due under Sections 7(b)(i) and (ii) will be reduced (if necessary, to zero) in such order with amounts that are payable first reduced first; provided, however that in all events such payments which are not subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) will be reduced first; (2) payments and benefits due in respect of any options to purchase shares of common stock of the Company will be reduced second; (3) payments and benefits due in respect of any fully valued Equity Awards (i.e., restricted stock or restricted stock units) for which an election under Section 83(b) of the Code has not been made will be reduced third and (4)

payments and benefits due in respect of any fully valued Equity Awards (i.e., restricted stock or restricted stock units) for which an election under Section 83(b) of the Code has been made will be reduced fourth. Notwithstanding anything to the contrary herein, in all events, you will have no right, power or discretion to determine the reduction of payments and/or benefits hereunder and any such reduction will be structured in a manner intended to comply with Section 409A of the Code.
Unless you and the Company agree otherwise in writing, any determination required under this Section 5(b) will be made in writing by a qualified independent accountant selected by the Company (the “Accountant”) whose determination will be conclusive and binding. You and the Company will furnish the Accountant such documentation and documents as the Accountant may reasonably request in order to make a determination. The Company will bear all costs that the Accountant may reasonably incur in connection with performing any calculations contemplated by this Section 5(b).
6.    Employee Benefit Programs. During your employment with the Company, and except as may be provided under an employee stock purchase plan, you will be entitled to participate, on the same terms as generally provided to senior executives, in all Company employee benefit plans and programs at the time or thereafter made available to Company senior executive officers including, without limitation, any savings or profit sharing plans, deferred compensation plans, stock option incentive plans, group life insurance, accidental death and dismemberment insurance, hospitalization, surgical, major medical and dental coverage, vacation, sick leave (including salary continuation arrangements), long-term disability, holidays and other employee benefit programs sponsored by the Company. The Company may amend, modify or terminate these benefits at any time and for any reason. You will also be indemnified to the fullest extent permitted by law, from and against any and all liability, loss, damages or expenses incurred as a result of, arising out of, or in any way related to, your service as an employee, officer, director or agent of the Company or a Company affiliate, in accordance with the Company’s Certificate of Incorporation and bylaws. The Company will maintain a directors and officers liability insurance policy (including tail coverage) covering you in your capacity as an officer and director of the Company and any Company affiliate. The Company’s obligation to indemnify you will survive termination of this Agreement.
7.    Consequences of Termination of Employment. Unless the Company requests otherwise in writing, upon termination of your employment for any reason, you will be deemed to have immediately resigned from all positions as an officer (and/or director, if applicable) with the Company (and its affiliates and or institutions) as of your last day of employment (the “Termination Date”). Upon termination of your employment for any reason, you will receive payment or benefits from the Company covering the following: (i) all unpaid salary and unpaid vacation accrued through the Termination Date, (ii) any bonus amount that has been determined to have been earned with respect to a performance period that has ended on or prior to your termination of employment, but which remains unpaid; (iii) any payments/benefits to which you are entitled under the express terms of any applicable Company employee benefit plan, (iv) any unreimbursed valid business expenses for which you have submitted properly documented reimbursement requests, and (v) your then outstanding and vested Equity Awards as governed by their applicable terms (collectively, (i) through (v) are the “Accrued Pay”). You may also be eligible for other post-employment payments and benefits as provided in this Agreement.

(a)    For Cause. For purposes of this Agreement, your employment may be terminated by the Company for “Cause” as a result of the occurrence of one or more of the following:
(i)    your conviction of, or a plea of guilty or nolo contendere to, a felony or other crime (except for misdemeanors which are not materially injurious to the business or reputation of the Company or a Company affiliate);
(ii)    your willful refusal to perform in any material respect your duties and responsibilities for the Company or a Company affiliate or your failure to comply in any material respect with the terms of this Agreement and the Confidentiality Agreement (as defined in Section 8) and the policies and procedures of the Company or a Company affiliate at which you serve as an officer and/or director if such refusal or failure causes or reasonably expects to cause injury to the Company or a Company affiliate;
(iii)    fraud or other illegal conduct in your performance of duties for the Company or a Company affiliate; or
(iv)    any conduct by you that is materially injurious to the Company or a Company affiliate or materially injurious to the business reputation of the Company or a Company affiliate.
Prior to your termination for Cause, you will be provided with written notice from the Company describing in detail the conduct forming the basis for the alleged Cause and to the extent curable, a reasonable opportunity (of not less than 30 days or more than 90 days) to cure such conduct before the Company may terminate you for Cause. You have the right to present your case to the CEO, with assistance of your legal counsel before any termination for Cause is finalized by the Company. Any termination for “Cause” will not limit any other right or remedy the Company may have under this Agreement or otherwise. You will continue to receive the compensation and benefits provided by this Agreement during the period after you receive the written notice of the Company’s intention to terminate your employment for Cause until such termination becomes effective.
In the event your employment is terminated by the Company for Cause you will be entitled only to your Accrued Pay and you will be entitled to no other compensation from the Company. In addition, you may be required to repay to the Company certain previously paid compensation in accordance with any Clawback Policy (as defined below) then in effect.
For avoidance of doubt, terminations of employment due to death or Disability, which are addressed in Section 7(d) below, are not terminations for Cause.
(b)    Without Cause or for Good Reason. The Company may terminate your employment without Cause at any time and for any reason with notice or you may resign your employment for Good Reason (as defined below in Section 7(b)(vi)) upon 30 days advance written notice (each a “Qualifying Termination”). If your employment is terminated due to a Qualifying Termination, then, subject to Sections 11 and 13 hereof, you will be eligible to receive the following subject to your timely compliance with Section 7(e) and further provided that no payments for such Qualifying Termination will be made until on or after the date of a “separation from service” within the meaning of Code Section 409A:
(i)    The Company will provide you with cash payments equal in the aggregate to one times the sum of your Base Salary and your annual target bonus. The cash payments provided by this subpart (i) will be paid to you in substantially equal installments payable bi-weekly over the 12 month period following your Termination Date, however, the first payment will be made within 15 days following the effective date of the Release (as defined below). This first payment will cover the period of time from the Termination Date through the end of the bi-weekly period immediately preceding such first payment;
(ii)    The Company will reimburse you for a portion of the premiums you pay for group medical insurance while you are covered under a Company-sponsored group medical insurance plan pursuant to Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar state law (“COBRA”). Such reimbursement will be equal to the subsidy provided by the Company to active Company employees who participate in the same group medical insurance plan (“Reimbursed Subsidy”). You shall pay your share of any COBRA premiums with after-tax income and the Reimbursed Subsidy will be taxable to you for federal and state tax purposes. The Reimbursed Subsidy will be provided concurrently with COBRA continuation coverage, on a monthly basis for a period of 12 months so long as you elect continuation coverage within the time period prescribed by COBRA, provided, however, if the Company determines that it cannot provide the foregoing reimbursement without violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act or the Employee Retirement Income Security Act of 1974, each as amended), the Company will in lieu thereof provide you with a lump sum taxable payment that is equal to 18 months’ of the Reimbursed Subsidy amount, which payment will be paid to you regardless of whether you elect COBRA continuation coverage In all cases, the coverage (and/or reimbursements) provided in this subpart (ii) will immediately terminate if you are offered group medical insurance coverage in connection with your employment by another employer;
(iii)    Any then unvested restricted stock units granted to you pursuant to Section 3(c) (i.e., the one-time sign-on restricted stock unit bonus) will become immediately fully vested as of your Termination Date;
(iv)    Your then outstanding and unvested Equity Awards that are to vest solely on continued service to the Company (“Time-Based Equity Awards”) will become incrementally vested on an accelerated basis as if your Termination Date occurred one year later and with respect to Equity Awards that are stock options granted to you on or after the Effective Date, will remain exercisable by you until the earlier of one year following your Termination Date or the expiration of their originally scheduled term;
(v)    You will continue to be eligible to receive the bonus described in Section 3(b) for the completed fiscal year immediately preceding your termination of employment to the extent the bonus has not yet been paid, in such amount, if any, that the Board determines under Section 3(b);

(vi)    If the Qualifying Termination occurs during the 24 month period after a Change of Control, then in lieu of subpart (iv), all of your unvested Time-Based Equity Awards will become immediately fully vested as of your Termination Date; and
(vii)    For purposes of this Agreement, you may resign your employment from the Company for “Good Reason” within 90 days after the date that any one of the following events described in subparts (1) through (5) (any one of which will constitute “Good Reason”) has first occurred without your written consent. Your resignation for Good Reason will only be effective if the Company has not cured or remedied the Good Reason event within 30 days after its receipt of your written notice (such notice will describe in detail the basis and underlying facts supporting your belief that a Good Reason event has occurred). Such notice of your intention to resign for Good Reason must be provided to the Company within 60 days of the initial existence of a Good Reason event. Failure to timely provide such written notice to the Company or failure to timely resign your employment for Good Reason means that you will be deemed to have consented to and waived the Good Reason event. If the Company does timely cure or remedy the Good Reason event, then you may either resign your employment without Good Reason or you may continue to remain employed subject to the terms of this Agreement.

(1)
You have incurred a material diminution in your responsibilities, duties or authority, including, without limitation, a requirement that you report to any person or group of persons other than the CEO;

(2)	You have incurred a material diminution in your Base Salary or annual target bonus amount;

(3)	Your workplace has been relocated to a new location that is more than thirty miles away from your work location that is specified in Section 1;

(4)	The Company does not extend the Expiration Date of this Agreement as provided in Section 2; or

(5)	The Company has materially breached a material provision of this Agreement.
Subject to the express language in this Section 7(b) and Section 14, you will not be required to mitigate the amount of any payment or benefit contemplated by this Section 7(b), nor will any such payment or benefit be reduced by any earnings or benefits that you may receive from any other source. If any cash payments that are owed to you under this Agreement are not paid to you within 15 days of their due date, then the Company will additionally owe you interest on such late payments, payable on a monthly basis while any overdue amount is still outstanding, with interest accruing at the then prevailing prime rate, compounded monthly. For avoidance of doubt, this Section 7(b) does not apply to terminations of employment due to death or Disability which are addressed in Section 7(d).
(c)    Voluntary Termination. In the event you voluntarily terminate your employment with the Company without Good Reason, you will be entitled to receive only your

Accrued Pay. You will be entitled to no other compensation from the Company. You agree to provide the Company with at least 30 days advance written notice of your intention to resign without Good Reason. For avoidance of doubt, this Section 7(c) does not apply to terminations of employment due to death or Disability which are addressed in Section 7(d).
(d)    Death or Disability. In the event your employment with the Company is terminated as a result of your death or Disability, then: (i) your estate will be entitled to receive your Accrued Pay, (ii) your then outstanding unvested Time-Based Equity Awards will be treated as set forth in Section 7(b)(iv), (iii) your estate will be entitled to receive six monthly installment payments of your Base Salary commencing with the month after your death or Disability, as applicable, and (iv) your dependents will receive medical benefits (at the same level that they were receiving such coverage as of the Termination Date) paid by the Company for the six months following your Termination Date; provided, however, if the Company determines that it cannot provide the foregoing medical benefits without violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act or the Employee Retirement Income Security Act of 1974, each as amended), the Company will in lieu thereof provide your dependents with a lump sum taxable payment that is equal to six months Reimbursed Subsidy amount.
For purposes of this Agreement, “Disability” is defined to occur when you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.
(e)    Release of Claims. As a condition to receiving (and continuing to receive) the payments and benefits provided in Section 7(b), you must (i) within not later than 60 days after your Termination Date (the “Release Deadline”), execute (and not revoke) and deliver to the Company a Release of All Claims and Covenant Not To Sue Agreement (the “Release”) substantially in a form to be provided by the Company; and (ii) remain in full compliance with such Release. The Company will tender the Release to you within 7 days of your Termination Date. None of the payments and benefits provided in Section 7(b) will be paid or provided until the Release is effective and irrevocable and if the Release does not become effective and irrevocable by the Release Deadline, you will forfeit all rights to the severance payments and benefits described in Section 7(b) of this Agreement. If the Release is effective and irrevocable on the Release Deadline, then, except as required by the following sentence and/or Section 11 below, any payments that would have been made to you during the 60 day period immediately following your separation from service will be paid to you on the first Company payroll period following the Release Deadline and any remaining payments will be made as provided in this Agreement. Additionally, and notwithstanding anything herein to the contrary, in the event that the time period within which you must return and not revoke the Release straddles 2 calendar years, in all events any payments under Section 7(b) will be made (or commence, as applicable) in the second such calendar year.
8.    Proprietary Information and Inventions Agreement; Confidentiality. By your signature below, commencing on the Effective Date you re-affirm the terms and conditions (including without limitation the covenants set forth) in your proprietary information and inventions agreement with the Company, dated October 1, 2015 (“Confidentiality Agreement”).

9.    Assignability; Binding Nature. Commencing on the Effective Date, this Agreement will be binding upon you and the Company and your respective successors, heirs, and assigns. This Agreement may not be assigned by you except that your rights to compensation and benefits hereunder, subject to the limitations of this Agreement, may be transferred by will or operation of law. No rights or obligations of the Company under this Agreement may be assigned or transferred except in the event of a merger or consolidation in which the Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of the Company provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes the Company’s obligations under this Agreement contractually or as a matter of law. The Company will require any such purchaser, successor or assignee to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such purchase, succession or assignment had taken place. Your rights and obligations under this Agreement will not be transferable by you by assignment or otherwise provided, however, that if you die, all amounts then payable to you hereunder will be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there be no such designee, to your estate.
10.    Governing Law; Arbitration. This Agreement will be deemed a contract made under, and for all purposes will be construed in accordance with, the laws of California. You and the Company agree that any controversy or claim relating to this Agreement or any breach thereof, and any claims you may have arising from or relating to your employment with the Company or that the Company may have against you arising from or relating to your employment with the Company, of any nature whatsoever, other than those prohibited by law or for workers’ compensation, unemployment or disability benefits, will be settled solely and finally by binding arbitration in San Diego, California before a single neutral arbitrator in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (“AAA”) then in effect in the State of California, which can be found at www.adr.org, and for which you can request a copy from the Company, and judgment upon such award rendered by the arbitrator may be entered in any court having jurisdiction thereof, provided that this Section 10 will not be construed to eliminate or reduce any right the Company or you may otherwise have to obtain a temporary restraining order or a preliminary or permanent injunction to enforce any of the covenants contained in this Agreement before the matter can be heard in arbitration. The arbitrator shall issue written findings of fact and conclusions of law. YOU AND THE COMPANY UNDERSTAND THAT BY AGREEING TO BINDING ARBITRATION YOU AND THE COMPANY ARE GIVING UP YOUR RIGHTS TO TRIAL BY JURY OF ANY CLAIM EITHER MAY HAVE AGAINST EACH OTHER. If you prevail on at least one material claim with respect to such dispute, then within 75 days of the dispute’s final resolution the Company will reimburse you for your reasonable and substantiated legal fees and costs incurred with respect to any such prevailing claims.
11.    Taxes. Notwithstanding anything herein to the contrary, all payments made by the Company hereunder to you or your estate or beneficiaries will be subject to tax withholding pursuant to any applicable laws or regulations. This Agreement is intended to be exempt from or comply with the requirements of section 409A of the Code and each provisions of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A or an exception thereto. Nevertheless, the Company does not and cannot guarantee any particular tax effect or treatment of the amounts due under this Agreement. Accordingly, you remain solely liable for any adverse tax consequences imposed on you by Section 409A of the Code. In the event this Agreement or any benefit paid to you hereunder is deemed to be subject to Section 409A of the Code, you consent to the Company adopting such conforming amendments or taking such actions as the Company deems necessary, in its reasonable discretion, to comply with Code Section 409A and avoid the imposition of taxes under Code Section 409A. Notwithstanding any provision in the Agreement to the contrary, if upon your “separation from service” within the meaning of Code Section 409A, you are then a “specified employee” within the meaning of Code Section 409A, then to the extent necessary to comply with Code Section 409A and avoid the imposition of taxes under Code Section 409A, the Company will defer payment of “nonqualified deferred compensation” subject to Code Section 409A payable as a result of and within six months following such “separation from service” under this Agreement until the earlier of (i) the first business day of the seventh month following your “separation from service,” or (ii) 10 days after the Company receives valid confirmation of your death. Any such delayed payments will be made without interest. Additionally, the reimbursement of expenses or in-kind benefits provided pursuant to this Agreement will be subject to the following conditions: (1) the expenses eligible for reimbursement or in-kind benefits in one taxable year will not affect the expenses eligible for reimbursement or in-kind benefits in any other taxable year (2) the reimbursement of eligible expenses or in-kind benefits will be made promptly, subject to the Company’s applicable policies, but in no event later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit. Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to the Plan or any Agreement be accelerated or subject to further deferral except as otherwise permitted or required pursuant to Section 409A of the Code and you do not have the right to make any election regarding the time or form of any payment due under this Agreement.
12.    Entire Agreement. Except as otherwise specifically provided in this Agreement, this Agreement contains all the legally binding understandings and agreements between you and the Company pertaining to the subject matter of this Agreement and supersedes all such agreements, whether oral or in writing, previously entered into between the parties including without limitation your offer letter dated September 22, 2015.
13.    Covenants.
(a)    As a condition of this Agreement and to your receipt of any post-employment benefits, you agree that you will fully and timely comply with all of the covenants set forth in this subsection 13(a) (which will survive your termination of employment and termination or expiration of this Agreement):
(i)    You will fully comply with all obligations under the Confidentiality Agreement and further agree that the provisions of the Confidentiality Agreement will survive any termination or expiration of this Agreement or termination of your employment or any subsequent service relationship with the Company;
(ii)    Within five days of the Termination Date, you will return to the Company all Company confidential information including, but not limited to, intellectual property, etc. and you will not retain any copies, facsimiles or summaries of any Company proprietary information;
(iii)    You will not at any time during the period of your employment with the Company and during any period in which you are receiving severance payments under Section 7 of this Agreement, make (or direct anyone to make) any disparaging statements (oral or written) about the Company, or any of its affiliated entities, officers, directors, employees, stockholders, representatives or agents, or any of the Company’s products or services or work-in-progress, that are harmful to their businesses, business reputations or personal reputations. Similarly, during such time period, the Company will make reasonable best efforts to direct its then-current directors and Section 16 officers to not make any disparaging statements about you that are harmful to your reputation;
(iv)    You agree that during the period of your employment with the Company and for one year after the Termination Date, you will not induce, solicit, recruit or encourage any employee of the Company to leave the employ of the Company which means that you will not (x) disclose to any person, entity or employer the backgrounds or qualifications of any Company employees or otherwise identify them as potential candidates for employment or (y) personally or through any other person recruit or otherwise solicit Company employees to work for you or any other person, entity, or employer. For the avoidance of doubt, your direct or indirect placement of a general advertisement for employment not targeted at any specific individual will not constitute a violation of this Section 13(a)(iv);
(v)    You agree that during the period of your employment with the Company and thereafter, you will not utilize any trade secrets or proprietary information of the Company in order to solicit, either on behalf of yourself or any other person or entity, the business of any client or customer of the Company, whether past, present or prospective. The Company considers the following, without limitation, to be its trade secrets and proprietary information: Financial information, administrative and business records, analysis, studies, governmental licenses, employee records (including but not limited to counts and goals), prices, discounts, financials, electronic and written files of Company policies, procedures, training, and forms, listing of students and students who applied or made an inquiry about any program and any student data, student records, written or electronic work product that was authored, developed, edited, reviewed or received from or on behalf of the Company during period of employment, Company developed technology, software, or computer programs, process manuals, products, business and marketing plans and or projections, Company sales and marketing data, Company technical information, Company strategic plans, Company financials, enrollment lists, total student enrollment, enrollment goals, vendor affiliations, proprietary information, technical data, trade secrets, know-how, copyrights, patents, trademarks, intellectual property, and all documentation related to or including any of the foregoing; and
(vi)    You agree that, upon the Company’s request and without any payment therefore, you will reasonably cooperate with the Company (and be available as necessary but such cooperation will not interfere with new employment) after the Termination Date in connection with any matters involving events that occurred during your period of employment with the Company.

(b)    You also agree that you will fully and timely comply with all of the covenants set forth in this subsection 13(b) (which will survive your termination of employment and termination or expiration of this Agreement):
(i)    You will fully pay off any outstanding amounts owed to the Company no later than their applicable due date or within 30 days of your Termination Date (if no other due date has been previously established);
(ii)    Within five days of the Termination Date, you will return to the Company all Company property including, but not limited to, computers, cell phones, pagers, keys, business cards, etc.;
(iii)    Within 30 days of the Termination Date, you will submit any outstanding expense reports to the Company;
(iv)    As of the Termination Date, you will no longer represent that you are an officer, director or employee of the Company and you will immediately discontinue using your Company mailing address, telephone, facsimile machines, voice mail and e-mail; and
(v)    You will provide written notice to the Company within three business days after the date that you have agreed to accept new full or part time employment or agreed to provide consulting services to another entity or venture during the period during which you are receiving severance benefits under Section 7(b).
(c)    You acknowledge that (i) upon a violation of any of the covenants contained in Section 13 of this Agreement or (ii) if the Company is terminating your employment for Cause as provided in Section 7(a), the Company would as a result sustain irreparable harm, and, therefore, you agree that in addition to any other remedies which the Company may have, the Company will be entitled to seek equitable relief including specific performance and injunctions restraining you from committing or continuing any such violation; and
(d)    The compensation and benefits provided pursuant to this Agreement may be subject to the Company’s compensation recoupment policy or policies (and related Company practices) that may be adopted by the Company and in effect from time-to-time, including, but not limited to, any policy or policies that may be adopted in response to applicable law (each, a “Clawback Policy”). By signing this Agreement you agree to fully cooperate with the Company in assuring compliance with such policies and the provisions of applicable law, including, but not limited to, promptly returning any compensation subject to recovery by the Company pursuant to such Clawback Policies and applicable law.
14.    Offset. Any severance or other payments or benefits made to you under this Agreement may be reduced, in the Company’s discretion, by any amounts you owe to the Company or as will be needed to satisfy any future co-payments you would need to make for continuing post-termination benefits, provided however that any such offsets do not violate Code Section 409A.

15.    Notice. Any notice that the Company is required to or may desire to give you will be given by personal delivery, recognized overnight courier service, email, telecopy or registered or certified mail, return receipt requested, addressed to you at your address of record with the Company, or at such other place as you may from time to time designate in writing. Any notice that you are required or may desire to give to the Company hereunder will be given by personal delivery, recognized overnight courier service, email, telecopy or by registered or certified mail, return receipt requested, addressed to the Company’s General Counsel at its principal office, or at such other office as the Company may from time to time designate in writing. The date of actual delivery of any notice under this Section 15 will be deemed to be the date of delivery thereof.
16.    Waiver; Severability. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to by you and the Company in writing. No waiver by you or the Company of the breach of any condition or provision of this Agreement will be deemed a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time. Except as expressly provided herein to the contrary, failure or delay on the part of either party hereto to enforce any right, power, or privilege hereunder will not be deemed to constitute a waiver thereof. In the event any portion of this Agreement is determined to be invalid or unenforceable for any reason, the remaining portions will be unaffected thereby and will remain in full force and effect to the fullest extent permitted by law.
17.    Voluntary Agreement. You acknowledge that you have been advised to review this Agreement with your own legal counsel and other advisors of your choosing and that prior to entering into this Agreement, you have had the opportunity to review this Agreement with your attorney and other advisors and have not asked (or relied upon) the Company or its counsel to represent you or your counsel in this matter. You further represent that you have carefully read and understand the scope and effect of the provisions of this Agreement and that you are fully aware of the legal and binding effect of this Agreement. This Agreement is executed voluntarily by you and without any duress or undue influence on the part or behalf of the Company.
Please acknowledge your acceptance and understanding of this Agreement by signing and returning it to the undersigned. A copy of this signed Agreement will be sent to you for your records.
ACKNOWLEDGED AND AGREED:

BRIDGEPOINT EDUCATION, INC.	KEVIN ROYAL
/S/ Andrew S. Clark	/S/ Kevin Royal
BY: Andrew S. Clark
TITLE: President and Chief Executive Officer

EXHIBIT A

•	No entities owned as of the Effective Date.